Exhibit 12.1

AMERICAN CAMPUS COMMUNITIES OPERATING PARTNERSHIP, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2014	2013	2012	2011	2010
EARNINGS BEFORE FIXED CHARGES:
Pre-tax income from continuing operations before noncontrolling interests and income (loss) from equity investees	$62,692	$48,456	$49,070	$35,085	$19,635
Distributed income of joint ventures	—	—	—	—	200
Less: Capitalized interest	(8,761)	(10,050)	(9,820)	(6,598)	(1,146)
Less: Preferred distributions of subsidiaries	(178)	(182)	(183)	(183)	(184)
Total earnings before fixed charges	53,753	38,224	39,067	28,304	18,505
FIXED CHARGES:
Interest expense	90,490	79,643	57,241	52,214	61,056
Capitalized interest	8,761	10,050	9,820	6,598	1,146
Amortization of deferred financing costs	5,925	5,608	4,661	5,297	4,371
Interest portion of rental expense	1,401	1,178	726	655	612
Preferred distribution of subsidiaries	178	182	183	183	184
Total fixed charges	106,755	96,661	72,631	64,947	67,369
Total earnings and fixed charges	$160,508	$134,885	$111,698	$93,251	$85,874
RATIO OF EARNINGS TO FIXED CHARGES	1.50	1.40	1.54	1.44	1.27